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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A
                       (AMENDMENT NO. 2-FINAL AMENDMENT)

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                       (AMENDMENT NO. 1-FINAL AMENDMENT)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             STATE OF THE ART, INC.
                           (NAME OF SUBJECT COMPANY)

                             ROSE ACQUISITION CORP.
                               THE SAGE GROUP PLC
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    85730710
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PAUL WALKER
                            CHIEF EXECUTIVE OFFICER
                               THE SAGE GROUP PLC
                                   SAGE HOUSE
                                BENTON PARK ROAD
                              NEWCASTLE UPON TYNE
                                ENGLAND NE7 7LZ
                                 (191) 255-3000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400

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

                                 SCHEDULE 14D-1

  CUSIP NO. 85730710


  Names of Reporting Person
 1.
  S.S. or I.R.S. Identification Nos. of Above Persons

  Rose Acquisition Corp. (75-2749525)
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2. Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                      (b) [_]
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3. SEC Use Only


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4. Source of Funds AF

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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)
                                                                         [_]
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6. Citizenship or Place of Organization
   Delaware
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7. Aggregate Amount Beneficially Owned By Each Reporting
   Person 11,024,315 (including 80,829 shares subject to
   guarantee of delivery)
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8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
   Certain Shares
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9. Percent of Class Represented by Amount in Row (7)
   98.6%
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10. Type of Reporting Person

    CO


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

                                 SCHEDULE 14D-1
  CUSIP NO. 85730710

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1.  Names of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons

    The Sage Group plc
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2.  Check the Appropriate Box if a Member of a Group

                                                                     (a) [_]
                                                                     (b) [_]
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3.  SEC Use Only

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4.  Source of Funds

    BK, WC, OO
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                         [_]
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6.  Citizenship or Place of Organization

    United Kingdom
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7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    11,024,315 (including 180,829 shares subject to guarantee of delivery)
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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                         [_]
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9.  Percent of Class Represented by Amount in Row (7)

    98.6%
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10. Type of Reporting Person

    CO
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

  This Amendment No. 2 (Final Amendment) constitutes the final amendment to the Tender Offer statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on February 2, 1998 by Rose Acquisition Corp. (the "Purchaser") and The Sage Group plc ("Parent"), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, no par value (the "Common Stock"), of the Company, for $22.00 per share of Common Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 1998 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1 as Exhibit (a)(1), and the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1 as Exhibit (a)(2). This filing also constitutes Amendment No. 1 (Final Amendment) to the Schedule 13D originally filed on February 27, 1998 pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser and Parent.

  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 is hereby amended and supplemented by adding thereto the following:

    (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Monday, March 2, 1998. Based on information provided by the Depositary, there were validly tendered and not withdrawn 11,024,315 shares of Common Stock (including 180,829 shares of Common Stock tendered by means of guaranteed delivery), or approximately 98.6% of the issued and outstanding shares of Common Stock of the Company. The Shares validly tendered and not withdrawn at such time were accepted for payment. On March 3, 1998, Parent and the Purchaser issued a press release attached hereto as Exhibit
  (a)(12).

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

    (a)(12) Press Release issued by Parent and the Purchaser, dated March 3,
  1998.

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

                                  EXHIBIT LIST

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase, dated February 2, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release issued by Parent, dated January 27, 1998.
 (a)(8)  Press Release issued by the Company, dated January 27, 1998.
 (a)(9)  Form of Summary Advertisement, dated February 2, 1998.
 (a)(10) Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
 (a)(11) Financial Statements of Parent for the fiscal years ended September
         30, 1997 and 1996.
 (a)(12) Press Release issued by Parent and the Purchaser, dated March 3, 1998.
 (b)(1)  Facilities Agreement, dated January 27, 1998, by and among Parent,
         Purchaser, the Banks and Financial Institutions named in Schedule 1 thereto, and Lloyds Bank plc Capital Markets.
 (b)(2)  Placing Agreement, dated January 27, 1998, by and between Parent and
         J. Henry Schroders & Co.
 (c)(1)  Agreement and Plan of Merger, dated January 27, 1998, by and among
         Parent, the Purchaser and the Company.
 (c)(2)  Shareholder Agreement, dated January 27, 1998, by and among Parent, the Purchaser, David W. Hanna, George Riviere and Jeffrey E. Gold.
 (c)(3)  Option Agreement, dated January 27, 1998, by and among Parent, the
         Purchaser and the Company.
 (c)(4)  Confidentiality Agreement, dated January 14, 1998, by and between
         Parent and Company.
 (c)(5)  Letter Agreement, dated February 23, 1998, between the Company and each of Parent and the Purchaser.
 (c)(6)  Letter Agreement, dated February 23, 1998, between David W. Hanna and each of Parent and the Purchaser.
 (c)(7)  Letter Agreement, dated February 23, 1998, between Jeffrey E. Gold and each of Parent and the Purchaser.
 (c)(8)  Letter Agreement, dated February 23, 1998, between George Riviere and each of Parent and the Purchaser.
 (c)(9)  Letter Agreement, dated February 23, 1998, between David R. Butler and each of Parent and the Purchaser.
 (c)(10) Letter Agreement, dated February 23, 1998, between W. Frank King and each of Parent and the Purchaser.
 (c)(11) Joint Filing Agreement, dated as of February 27, 1998, by and between
         Parent and the Purchaser.
 (d)     None.
 (e)     Not applicable.
 (f)     None.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          ROSE ACQUISITION CORP.

                                                      /s/ PAUL WALKER
                                          By: _________________________________
                                            Name: Paul Walker
                                            Title: Vice President and
                                            Secretary

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          THE SAGE GROUP PLC

                                                      /s/ PAUL WALKER
                                          By: _________________________________
                                            Name: Paul Walker
                                            Title: Chief Executive Officer

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(12) Press Release issued by Parent and the Purchaser, dated March 3, 1998.

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